UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-SA/A

SEMIANNUAL AMENDED REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

November 30, 2017

Green Leaf Investment Fund, Inc.
(Exact name of issuer as specified in its charter)

Nevada
State of other jurisdiction of incorporation or
organization

340 W. 42nd St, FL 2, P.O. Box 2455
New York, NY 10036
(Full mailing address of principal executive offices)

631-991-5461
(Issuer’s telephone number, including area code)

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ]      No [X]

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.
Yes [X]      No [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [X]      No [ ].

As of November 30, 2017, there were 23,359,000 shares of the registrant’s common stock, par value $0.0001 per share, issued and outstanding.

FORWARD-LOOKING STATEMENTS

This Semi-Annual Report on Form 1-SA contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward looking statements. Such forward-looking statements include statements regarding, among others, (a) our expectations about possible business transactions, (b) our growth strategies, (c) our future financing plans, and (d) our anticipated needs for expenses. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. You should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements include changes in local, regional, national or global political, economic, business, competitive, market (supply and demand), and regulatory conditions and the following:

• our selection of a prospective target business or asset for the initial business transaction and the inability of our stockholders to affect the determination of our board of directors in respect of such initial business transaction;

• our issuance of our capital shares or incurrence of debt to complete a business transaction;

• our ability to consummate an attractive business transaction due to our limited resources and the significant competition for business transaction opportunities;

• potential current or future affiliations of our officers and directors with competing businesses;

• our ability to obtain additional financing if necessary;

• the lack of a market for our securities;

• our dependence on our key personnel;

• the general business and market outlook;

• our stockholders’ lack of approval rights over our business transaction;

• the costs of complying with applicable laws.

Any forward-looking statement made by us in this Semi-Annual Report speaks only as of the date on which we make it, and is expressly qualified in its entirety by the foregoing cautionary statements. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise. Unless otherwise provided in this Semi-Annual Report on Form 1-SA, references to “the Company,” “the Registrant,” “we,” “us” and “our” refer to Green Leaf Investment Fund, Inc.

Overview

Green Leaf Investment Fund, Inc. was incorporated in the state of Nevada in May 5, 2015. We are currently a blank check/shell company whose purpose is to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable stock transaction or other similar business transaction, one or more operating businesses or assets that we have not yet identified (an “initial business transaction”). We intend to use cash from the proceeds of our REG A+ offering in 2017, our capital stock, incurred debt, or a combination of cash, capital stock and debt, in effecting our initial business transaction. We are not limited to a particular industry, geographic region or minimum transaction value for purposes of consummating the initial business transaction.

From the end of 2016 until October 2017, we consummated our REG A+ offering (the “Offering”) pursuant to a registration statement that was declared effective on July 21, 2016 (the “registration statement”) and sold an aggregate of 799,684 shares at a price of $0.48 per share, for gross proceeds of $383,848 consisting of 799,684 shares of common stock.

As a result, an aggregate of $383,848 was deposited into the company’s corporate bank account for the use of reporting, legal and acquisition targets. The common stock sold in the Offering as part of the shares are referred to herein as the “public shares.” The offering was self-underwritten and didn’t utilize and underwriter or broker/dealer.

Under the terms of the REG A+ Tier II offering, we agreed to use our best efforts to sell 21,250,000 shares of common stock. The company implemented a minimum raise of $200,000 in order for the company to break escrow. The company intends to locate businesses in the agriculture and cannabis space as acquisition targets.

Effecting a Business Transaction General

We are currently a blank check/shell company and searching for an acquisition, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or other similar business transaction, one or more operating businesses or assets that we have not yet identified. Except as described below, we are not limited to a particular industry, geographic region or minimum transaction value for purposes of consummating our initial business transaction.

We have virtually unrestricted flexibility in identifying and selecting a prospective transaction candidate. We anticipate structuring a business transaction to acquire a majority of the equity interests or assets of the target business or businesses. We may, however, structure a business transaction to acquire less than a majority of such interests or assets of the target business. We will attempt to acquire a controlling interest through the acquisition of at least 50.1% of the voting equity interests in the target.

Upon the completion of our initial business transaction, we will file a Form 1-U which will include disclosure responsive to the applicable items of Form 1-U, including Items 2.01 and 5.06, within the time periods required by such form.

We may seek to raise additional funds through a private offering of debt or equity securities in connection with the consummation of our initial business transaction. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of our initial business transaction. There are no prohibitions on our ability to raise funds privately or through loans in connection with our initial business transaction. At this time, we are not a party to any arrangement or understanding with any third party with respect to raising any additional funds through the sale of securities or otherwise other than the private placement.

No stockholder vote or redemption rights on consummation of our business transaction.

Unlike most other blank check/shell companies, we will not provide our stockholders with the opportunity to redeem their shares of our common stock for cash equal to their pro rata share of the aggregate amount then on deposit in our corporate bank account upon the consummation of our initial business transaction. We will not provide our stockholders with the right to vote on our business transaction unless required by law. If a stockholder vote is required by law, we will conduct a proxy solicitation but will not offer our stockholders the opportunity to redeem their shares of common stock in connection with such vote. Our stockholders will not be provided with an opportunity to evaluate the specific merits or risks of one or more target businesses or assets, since our board of directors will have the sole discretion and authority to approve and consummate our initial business transaction without seeking stockholder approval.

Sources of target businesses

Target business candidates have been, and we expect will continue to be, brought to our attention from members of our management team and various unaffiliated sources, including investment bankers, business brokers, venture capital funds, private equity funds, management teams we have worked with in the past, accountants, lawyers and other members of the financial community who are aware that we are seeking an initial business transaction partner via direct contact or other similar efforts. While we do not presently anticipate engaging the services of professional firms that specialize in acquisitions on any formal basis, we may decide to engage such firms in the future or we may be approached on an unsolicited basis, in which event their compensation may be paid upon the consummation of our initial business transaction. In no event will any of our initial stockholders, including our officers, directors, or any of our or their respective affiliates, be paid any finder’s fee, consulting fee or any other form of compensation, prior to, or for any services they render in connection with, the consummation of our initial business transaction. In no event will the total number of initial shares held by the initial stockholders exceed 20.0% of our total issued and outstanding shares of common stock after giving effect to (i) the private placement, and (ii) any exercises of the public warrants.

While we do not intend to pursue our initial business transaction with a target business that is affiliated with our initial stockholders, including our officers and directors, or any of our affiliates, we are not prohibited from pursuing such a transaction. In the event we seek to complete our initial business transaction with such a target business, we would obtain an opinion from an independent investment banking firm which is a member of FINRA that such an initial business transaction is fair to our stockholders from a financial point of view and require approval of a majority of our board of directors.

Generally, such opinion is rendered to a company’s board of directors and investment banking firms may take the view that stockholders may not rely on the opinion. Such view will not impact our decision on which investment banking firm to hire.

Selection of a target business and structuring of an initial business transaction

Except as described below, we are not limited to a particular industry, geographic region or minimum transaction value for purposes of consummating our initial business transaction. However, the company will focus on agriculture and cannabis businesses to complete an initial transaction. Management will attempt to analyze all factors and circumstances and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries, and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Due to our limited capital available for investigation, we may not discover or adequately evaluate adverse facts about such opportunities. In evaluating a prospective initial business transaction, we will conduct as extensive a due diligence review of potential targets as possible given the lack of information which may be available regarding private companies, our limited personnel and financial resources and the potential inexperience of our management with respect to such activities to the extent that a target business is in an industry or area outside our management’s area of expertise, which is in investment banking and investing. We expect that our due diligence will encompass, among other things, meetings with the target business’s incumbent management and inspections of its facilities, as necessary, as well as a review of financial and other information which is made available to us. This due diligence review will be conducted either by our management or by unaffiliated third parties we may engage, including, but not limited to, attorneys, accountants, consultants or other professionals. The costs associated with hiring third parties to complete an initial business transaction target may be significant and are difficult to determine as such costs may vary depending on a variety of factors, including the amount of time it takes to complete an initial business transaction, the location of the target company and the size and the complexity of the target company.

As part of our intended processes, we may create a contact database indicating the materials received from any prospective target candidates, when such materials were evaluated, the parties primarily responsible for such evaluation and the reasons such candidate was either rejected or the issues that, upon initial evaluation, require further investigation. As the evaluation process progresses, numerous other factors, which are expected to vary with each potential candidate we evaluate, are expected to be relevant to a final determination of whether to move forward with any particular acquisition candidate.

In the case of all possible acquisitions, we will seek to determine whether the transaction is advisable and in the best interests of us and our stockholders. We believe it is possible that our attractiveness as a potential buyer of businesses may increase after the consummation of an initial transaction and there may or may not be additional business transaction opportunities as we grow and integrate our acquisitions. We may or may not make future acquisitions. However, we believe that, following an initial transaction, we could learn of, identify and analyze acquisition targets in the same way after an initial transaction as we will before an initial transaction. To the extent we are able to identify multiple acquisition targets and options as to which business or assets to acquire as part of an initial transaction, we intend to seek to consummate the acquisition that provides the greatest opportunity for creating stockholder value. The determination of which entity is the most attractive would be based on our analysis of a variety of factors, including whether such acquisition would be in the best interests of our stockholders, the purchase price, the terms of the sale, the perceived quality of the assets and the likelihood that the transaction will close.

The time and costs required to select and evaluate a target business and to structure and complete an initial business transaction cannot presently be ascertained with any degree of certainty. The amount of time it takes to complete an initial business transaction, the location of the target company and the size and complexity of the business of the target company are all factors that determine the costs associated with completing an initial business transaction.

We could pursue a transaction, such as a reverse merger or other similar transaction, in which we issue a substantial number of new shares and, as a result, our stockholders immediately prior to such transaction could own less than a majority of our outstanding shares subsequent to such transaction.

No minimum fair market value of target business or businesses

We will have virtually unrestricted flexibility in identifying and selecting a prospective transaction candidate and are not required to set a minimum valuation on either the fair market value or the net assets of a target business.

We anticipate structuring our initial business transaction to acquire a majority of the equity interests or assets of the target business or businesses. We may, however, structure our initial business transaction to acquire less than a majority of such interests or assets of the target business, but we intend to acquire no less than equal voting rights in a business. We intend to acquire a controlling interest through the acquisition of at least 50.1% of the voting equity interests in the target, but may otherwise acquire an interest in the target sufficient for us not to be required to register as an investment company under the Investment Company Act.

In order to consummate such an initial business transaction, we may issue a significant amount of our debt, equity or other securities to the sellers of such business and/or seek to raise additional funds through a private offering of debt, equity or other securities. There are no limitations on our ability to incur debt or issue securities in order to consummate our initial business transaction. If we issue securities in order to consummate such an initial business transaction, our stockholders could end up owning a minority of the combined company’s voting securities, as there is no requirement that our stockholders own a certain percentage of our company (or, depending on the structure of the initial business transaction, the parent company that may ultimately be formed) after our initial business transaction.

The Company nor the initial stockholders may adhere to such agreement and accordingly, the size of the private placement, if any, will be determined by the board of directors in connection with the initial business transaction, which could result in a smaller or no private placement consummated in connection with the initial business transaction.

Possible lack of business diversification

We may seek to effect business transactions with more than one target business, and there is no required minimum valuation standard for any target at the time of such acquisition, as discussed above. We expect to complete only a single initial business transaction, although this process may entail the simultaneous acquisitions of several operating businesses. Therefore, at least initially, the prospects for our success may be entirely dependent upon the future performance of a single business operation. Unlike many other entities that may have the resources to complete several business transactions of entities or assets operating in multiple industries or multiple areas of a single industry, it is probable that we will not have the resources to diversify our operations or benefit from the possible spreading of risks or offsetting of losses. By consummating a business transaction with a single entity or asset, our lack of diversification may:

• subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to a business transaction; and

• result in our dependency upon the development or market acceptance of a single or limited number of products, processes or services.

In the event we ultimately determine to simultaneously acquire several businesses or assets and such businesses or assets are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business or assets is contingent on the simultaneous closings of the other acquisitions, which may make it more difficult for us, and delay our ability to, complete our initial business transaction. With multiple acquisitions, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent integration of the businesses or assets into a single operating business.

Limited ability to evaluate the target business’s management

Although we intend to closely scrutinize the incumbent management of a prospective target business when evaluating the desirability of effecting an initial business transaction, we cannot assure you that our assessment will prove to be correct. In addition, we cannot assure you that new members that join our management following an initial business transaction will have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of our officers and directors, if any, in the target business following an initial business transaction cannot presently be stated with any certainty. While our current officers and directors may remain associated in senior management or advisory positions with us following an initial business transaction, they may not devote their full time and efforts to our affairs subsequent to an initial business transaction. Moreover, they would only be able to remain with us after the consummation of an initial business transaction if they are able to negotiate employment or consulting agreements in connection with such initial business transaction. Such negotiations would take place simultaneously with the negotiation of our initial business transaction and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to us after the consummation of our initial business transaction. While the personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business, the ability of such individuals to remain with us after the consummation of an initial business transaction will not be the determining factor in our decision as to whether or not we will proceed with any potential initial business transaction. Additionally, we cannot assure you that our officers and directors will have significant experience or knowledge relating to the operations of the particular target business.

Prior to or following an initial business transaction, we may seek to recruit additional managers to supplement or replace the incumbent management of the target business. We cannot assure you that we will have the ability to recruit such managers, or that any such managers we do recruit will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Redemption of common stock and liquidation if no initial business transaction

Unlike most other blank check/shell companies, we will not provide our stockholders with the opportunity to redeem their shares of our common stock for cash in connection with the consummation of our initial business transaction or the right to approve our business transaction.

There will be no liquidating distribution with respect to our shares, which will expire worthless in the event we do not consummate an initial business transaction.

We are not prohibited from selling any additional shares of common stock, units or other securities at a purchase price less than the Offering price.

Competition

In identifying, evaluating and selecting a target business for our initial business transaction, we may encounter intense competition from other entities having a business objective similar to ours, including other blank check/shell companies, private equity groups and leveraged buyout funds, and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business transactions directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business.

These factors may place us at a competitive disadvantage in successfully negotiating our initial business transaction.

Employees and Directors

Our employees currently consist solely of our two executive officers; however, from time to time we utilize the services of outside consultants and advisors in addition to other service providers. Both of our officers devote all of their time as they deem necessary to carry out our affairs. The amount of time they will devote in any time period will vary based on whether a target business has been selected for the initial business transaction and the stage of the initial business transaction process we are in. However, both of our executive officers currently devote all of their time to finding a business transaction.

Periodic Reporting and Audited Financial Statements

We are a reporting company with the SEC and are required to submit a 1-SA, 1-K and 1-U’s for all current transactions. In accordance with the terms of the self-underwritten REG A+ Tier II form, we file an annual report on Form 1-K that includes audited financial statements, 1-SA which includes unaudited financials every six months and current reports on Form 1-U in a manner that complies in all material respects with the requirements specified in such form.

We are an emerging growth company as defined by the JOBS Act and will remain such for up to five years. However, if our non-convertible debt issued within a three-year period or our total revenues exceed $1 billion or the market value of our shares of common stock that are held by non-affiliates exceeds $700million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. As an emerging growth company, we have elected, under Section 107(b) of the JOBS Act, to take advantage of the extended transition period provided in Section 7(a) (2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this Semi-Annual Report. If one or more of the following risks occur, our business, financial conditions or results of operations may be materially and adversely affected. This Semi-Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements.

Unlike most other blank check and/or shell companies, our public stockholders will likely have no control over the selection of a target business for our initial business transaction or the terms thereof, will not have the right to vote on the initial business transaction and will not have a redemption right if they are not satisfied with the choice of target business or the terms of the initial business transaction.

Unlike most other blank check and/or shell companies, our public stockholders will not be afforded an opportunity to vote on our initial business transaction. Although a vote of stockholders may be required in connection with our initial business transaction under state law, we believe that it is unlikely that such vote will be required. Accordingly, our board of directors will have complete control, subject to their fiduciary duties, to choose a target business and to set the terms of the initial business transaction. Our public stockholders will have no control over (i) what industry sector the target is involved in, (ii) whether the acquisition will be relatively large or small, (iii) the financial position of the target, including whether or not it is generating positive cash flow or is highly leveraged, (iv) the terms of the initial business transaction or (v) any other aspect relating to the target business or the initial business transaction.

Unlike most other blank check/shell companies, the public stockholders will have no right to have their shares of common stock redeemed if they are not satisfied with the proposed initial business transaction. The only immediate means of exiting from the investment would be to sell their securities and there is no assurance that the market would be liquid enough to accommodate such sales or that the sale price would not be substantially below the public offering price.

We are an emerging growth company with no operating history and, accordingly, our Stockholders will not have any basis on which to evaluate our ability to achieve our business objective.

We are an emerging growth company and have not conducted any active operations since inception. Since we do not have any operations or an operating history, our stockholders will have no basis upon which to evaluate our ability to achieve our business objective, the focus of which is to acquire through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or other similar business transaction, one or more operating businesses or assets that we have not yet identified. We have no present revenue and will not generate any revenues or income until, at the earliest, after the consummation of our initial business transaction. We do not know when or if our initial business transaction will occur. The financial statements do not include any adjustments that might result from this uncertainty.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the funds held in our corporate bank account could be subject to applicable bankruptcy law, and may be included as an asset in our bankruptcy hearing and subject to the claims of third parties with priority over the claims of our stockholders. To the extent that any bankruptcy claims deplete the trust account, we may not be able to return $0.48 per share to our public stockholders.

Our directors may decide not to enforce the indemnification obligations, resulting in a reduction in the amount of funds in the corporate bank account available for distribution to our public stockholders.

In the event that the proceeds in the trust account are reduced below $0.48 per share and the parties that have entered into indemnification agreements assert that they are unable to satisfy their obligations or that they have no indemnification obligations related to a particular claim, our directors, would determine whether to take legal action to enforce such indemnification obligations. It is possible that our directors in exercising their business judgment may choose not to take legal action on our behalf to enforce their indemnification obligations to us in any particular instance. If our directors choose not to enforce these indemnification obligations, the amount of funds in the corporate bank account available for distribution to our public stockholders may be reduced below $0.48 per share.

Our stockholders will not have any rights or interests in funds from the corporate bank account, except under certain limited circumstances.

Our public stockholders will be entitled to receive funds from the corporate bank account only upon the earlier to occur of (i) our redemption of our public shares for a per share pro rata portion of the corporate bank account (including interest but net of any taxes and amounts released to us for working capital purposes), subject to the requirements of applicable law, if we do not consummate our initial business transaction, or (ii) our liquidation (if redemption does not occur). In no other circumstances will a stockholder have any right or interest of any kind in the corporate bank account.

Changes to material terms relating to the consummation of a business transaction are less advantageous to our public stockholders and may benefit the initial stockholders, including our officers and directors.

The Company previously changed certain material terms relating to the consummation of a business transaction. The Company’s Public Offering prospectus, previous filings with the SEC and insider letter agreements entered into with the initial stockholders all contemplated that the 29,596,350 shares of common stock issued to the initial stockholders included an aggregate of 7,000,000 shares of common stock that are owned by the management team, so that the initial stockholders and their permitted transferees would own no more than 25% of the Company’s issued and outstanding shares after the business transaction based on certain assumptions as disclosed in the Public Offering prospectus. As previously disclosed, the Company will no longer be adhering to this agreement that the initial stockholders would own no more than 25% of the Company’s issued and outstanding shares after the business transaction.

Accordingly, the board of directors of the Company may choose in its discretion to forfeit and cancel as many initial shares as it determines is appropriate in connection with the initial business transaction, which could include the forfeiture of none of the initial shares. Following a business transaction, the initial stockholders could continue to own all or substantially all of its shares and the public stockholders could own a significantly smaller portion of the total outstanding shares of common stock than as contemplated by the PublicOffering prospectus, previous filings with the SEC and the insider letter agreements.

Our stockholders will not be entitled to protections normally afforded to investors of blank check/shell companies.

Since the net proceeds of the REG A+ Tier II Offering were intended to be used to complete an initial business transaction with an unidentified target business, we may be deemed to be a “blank check” or “shell” company under the United States securities laws. Accordingly, investors will not be afforded the benefits or protections of those rules.

If the loans provided to us and interest earned on the corporate bank account balance are insufficient to allow us to operate, we may not be able to complete our initial business transaction.

On and after the time we consummated the REG A+ Tier II Offering, any amounts that we need to pay our income or other tax obligations or to fund our expenses relating to investigating and selecting a target business and other working capital requirements have been and are expected to continue to be funded solely from loans and/or advances and interest earned on the corporate bank account balance, net of taxes payable on such interest. Our board of directors will review and approve all of our significant expenditures. However, we cannot assure you that our estimates will be accurate. If the transactions contemplated by the Expense Agreement (defined below) do not come to function, we will not have the resources required to fund our expenses relating to investing and selecting a target business, and other working capital requirements. If we do not have enough loans or operating capital on hand to fund our operations, we may not be able to complete our initial business transaction.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete an initial business transaction.

If we are deemed to be an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act, our activities may be restricted, including:

• restrictions on the nature of our investments; and

• restrictions on the issuance of securities; each of which may make it difficult for us to complete our initial business transaction.

 In addition, we may have imposed upon us burdensome requirements, including:

• registration as an investment company;

• adoption of a specific form of corporate structure; and

• reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

As we are not limited to a particular geographic area or industry and we have not yet selected a target business with which to complete a business transaction, our stockholders are unable to currently ascertain the merits or risks of the target business and will be relying on our management’s ability to identify a target business or businesses and complete a business transaction.

We are not limited to targeting a business transaction with a target business in a particular geographic area or industry, although we intend to focus on operating businesses in the agriculture and/or the legal medical cannabis industry. To the extent we complete our initial business transaction, we may be affected by numerous risks inherent in the business operations of those entities which our management may not properly ascertain. An investment in our common stock may ultimately prove to be less favorable than a direct investment, if an opportunity were available, in a target business. We will have virtually unrestricted flexibility in identifying and selecting a prospective acquisition candidate.

We may issue shares of our capital stock to complete our initial business transaction, which would reduce the equity interest of our stockholders and likely cause a change in control of our ownership.

Our amended and restated certificate of incorporation authorizes the issuance of up to 200,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. As of November 30, 2017, there were 170,403,650 authorized but unissued shares of our common stock available for issuance. Although we have no commitment, we may issue a substantial number of additional shares of our common or preferred stock, or a combination of common and preferred stock, to complete our initial business transaction. In addition, we are not prohibited from selling any additional shares of common stock, units or other securities at a purchase price less than the Offering price. The issuance of additional shares of our common stock or any number of shares of our preferred stock:

• may significantly reduce the equity interest of investors in the Offering;

• may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded to the holders of our common stock;

• may cause a change in control if a substantial number of our shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and may result in the resignation or removal of our present officers and directors; and

• may adversely affect prevailing market prices for our common stock.

Substantial resources could be expended in researching initial business transactions that are not consummated, which could materially adversely affect subsequent attempts to locate and consummate an initial business transaction.

We anticipate that the investigation of each specific target business and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and other third-party fees and expenses. If we decide not to enter into an agreement with respect to a specific proposed initial business transaction we have investigated, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific target business, we may fail to consummate the initial business transaction for any number of reasons, many of which are beyond our control. Any such event will result in a loss to us of the related costs incurred which could materially adversely affect subsequent attempts to locate and consummate an initial business transaction.

An active market for our securities may not develop, which would adversely affect the liquidity and price of our securities.

We may never trade on a securities exchange such as the OTC Markets, which could limit the liquidity and price of our securities. The price of our securities may vary significantly due to our reports of operating losses, one or more potential business transactions, including our initial business transaction, the filing of periodic reports with the SEC, and general market and economic conditions. An active trading market for our securities may never develop or, if one does develop, it may not be sustained. In addition, the price of the securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Our stockholders may be unable to sell their securities unless a market can be established and sustained.

We may issue notes or other debt securities, or otherwise incur substantial debt, to complete an initial business transaction, which may adversely affect our leverage and financial condition.

Though we have no commitments to issue any notes or other debt securities, or to otherwise incur outstanding debt, we may choose to incur substantial debt to complete an initial business transaction. The incurrence of debt could result in:

• the default and foreclosure on our assets if our operating cash flow after an initial business transaction is insufficient to pay our debt obligations;

• the acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt arrangement contains covenants that require the maintenance of certain financial ratios or reserves and any such covenant is breached without a waiver or renegotiation of that covenant;

• our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;

• covenants that limit our ability to acquire capital assets or make additional acquisitions;

• our inability to obtain additional financing, if necessary, if the debt arrangement contains covenants restricting our ability to obtain additional financing while such debt is outstanding;

• our inability to pay dividends on our common stock;

• using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common stock if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

• limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

• increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

• limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We will remain an “emerging growth company” for up to five years. However, if our non-convertible debt issued within a three-year period or revenues exceeds $1 billion, or the market value of our shares of common stock that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, we would cease to be an emerging growth company as of the following fiscal year. We cannot predict if investors will find our shares of common stock less attractive because we may rely on these provisions. If some investors find our shares of common stock less attractive as a result, there may be a less active trading market for our shares and our share price may be more volatile.

LEGAL PROCEEDINGS

As of November 30, 2017, there was no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following discussion should be read in conjunction with our financial statements, together with the notes to those statements, included elsewhere in this Report. Our actual results may differ materially from those discussed in these forward-looking statements because of the risks and uncertainties inherent in future events.

We are a blank check and/or shell company formed on May 5, 2015 for the purpose of acquiring one or more operating businesses or assets through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or other similar business transaction. We intend to use cash from the proceeds of the REG A+ Tier II Offering, our capital stock, incurred debt, or a combination of cash, capital stock and debt, in effecting our initial business transaction. The issuance of additional shares of our capital stock:

• may significantly reduce the equity interest of investors in the Offering;

• may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded to the holders of our common stock;

• may likely cause a change in control if a substantial number of our shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and most likely will also result in the resignation or removal of our present officers and directors; and

• may adversely affect prevailing market prices for our common stock and/or warrants.

Similarly, if we incur substantial debt, it could result in:

• default and foreclosure on our assets if our operating cash flow after a business transaction is insufficient to pay our debt obligations;

• acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contains covenants that require the maintenance of certain financial ratios or reserves and any such covenant is breached without a waiver or renegotiation of that covenant;

• our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

• covenants that limit our ability to acquire capital assets or make additional acquisitions;

• our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding;

• our inability to pay dividends on our common stock;

• using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common stock if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

• limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

• increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

• limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that is designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers

Our directors and executive officers as of the date of this Semi-Annual Report are as follows:

Douglas DiSanti, 29, CEO, Director & Founder

Mr. DiSanti has worked on wall street in the finance industry for over a decade. He has worked for two major banks; as an underwriter he structured and underwrote $1.5 Billion dollars in commercial real estate loans ranging from warehouse, retail/office, coop, condominiums and multi-family buildings. Mr. DiSanti, has also managed a team of portfolio managers at a multi-international bank. His own portfolio consists of 200 commercial real estate loans - in excess of $1 Billion dollars. Mr. DiSanti has also worked for a small boutique M&A firm structuring real estate and corporate transactions. He currently devotes all of his time to our operations. He received his MBA from Texas A&M - Commerce and a M.S. in finance from the College at Brockport.

Mauricio Sernande III, 42, President, COO & Director

Mr. Sernande is a forward-thinking entrepreneur who has a passion for community and globally impacting projects. He has served in a wide range of business and technical capacities for startups and nonprofits. Mauricio is an innovator with a track record of transformational leadership strategies. Mauricio's skill set includes developing strategic plans, improving business processes and creating innovative product platforms. Mauricio has 19 years of management and technology consulting experience, and has worked with leading hardware and software companies to develop their technology platforms. He currently devotes all of his time to our operations.

Time Commitment of Executive Officers

Our two executive officers will provide their services to us only on a full time basis. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. However, we expect our executive officers to devote all of their time to our business based on our circumstances at such time, though there is no guarantee that they will or will be able to make such commitment at any particular time. The amount of time they will devote in any time period will vary based on whether a target business has been selected for the initial business transaction and the stage of the initial business transaction process we are in.

Accordingly, once our management locates a suitable target business to acquire, they will spend their time investigating such target business and negotiating and processing the initial business transaction. We expect our executive officers to devote a reasonable amount of time to our business.

Director Independence

We do not intend to establish a board of directors comprised of a majority of independent directors until after we consummate our initial business transaction.

GREEN LEAF INVESTMENT FUND, INC.
BALANCE SHEETS

	As of May 31, 2017(audited)	As of November 30, 2017(unaudited)

ASSETS
CURRENT ASSETS:
Cash on hand	$-	$210,000
Total Current Assets	-	-
TOTAL ASSETS	$-	$210,000

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
Related Party payable	57,666	75,653
Total Current Liabilities	$57,666	$75,653
TOTAL LIABILITIES	57,666	75,653

STOCKHOLDERS' EQUITY
Preferred Stock: Preferred Stock; 20,000,000 shares authorized; par value $0.0001 per share; 3,000,000 shares issued and outstanding as of May 31, 2017 and November 30, 2017	300	300
Common Stock: 200,000,000 shares authorized, par value $.0001 per share; 10,000,000 and 23,359,000 shares issued and outstanding as of May 31, 2017 and November 30, 2017, respectively.	1,000	2,359
Additional paid-in capital	15,624	15,624
Accumulated deficit	(74,590)	(93,936)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	(57,666)	(75,653)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$-	$134,347

*The accompanying notes are an integral part of these financial statements.

GREEN LEAF INVESTMENT FUND, INC.
STATEMENTS OF OPERATIONS

	Six months ending November	Six months ending November
	30, 2016(unaudited)	30, 2017(unaudited)
Investment Income	$-	$-

Operating Expenses	$12,528	$68,191

Loss from Operations	$(12,528)	$(68,191)

Net Income (Loss)	$(12,528)	$(68,191)

Basic and diluted earnings per share	$0.00	$0.00

Basic weighted average common shares outstanding	65,013,661	66,182,065

*The accompanying notes are an integral part of these unaudited consolidated financial statements.

GREEN LEAF INVESTMENT FUND, INC.
STATEMENTS OF CASH FLOWS

	Six months ended	Six months ended
	November 30, 2016(unaudited)	November 30, 2017(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Common Shares issued for services	100	1,359
Preferred shares issued for services	100	-
Net income from continuing operations	$(12,528)	$(17,987)
Net cash used in operating expenses	(12,328)	(16,628)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment Account	-	-
Net cash (used in) investing activities	-	-
Investment Account		-
Net cash investing activities end of period	-	-
CASH FLOWS FROM FINANCING ACTIVITIES
Cash advances from related party	12,328	16,628
Capital Contributions	-	1,309
Net cash (used in) provided by financing activities	12,328	15,319
Net increase/decrease in cash	-	-
Cash, beginning of period	-	-
Cash, end of period	$-	$210,000

*The accompanying notes are an integral part of these unaudited consolidated financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS

Business Activity

Green Leaf Investment Fund, Inc., FKA Weed Real Estate, Inc., (the Company), is a developmental stage company, incorporated under the laws of the State of Nevada on May 5, 2015. The company has elected May 31st as its fiscal year end. On October 24, 2016, the Board of Directors approved a name change from Weed Real Estate Inc. to Green Leaf Investment Fund, Inc. On October 25, 2016, the company filed a Certificate of Amendment to our Articles of Incorporation in the State of Nevada to reflect the change.

NOTE 3 - EQUITY

Preferred Stock

On May 10, 2015, the Company issued 2,000,000 of its $.0001 par value preferred stock to its founding shareholder. The preferred has a 20:1 voting right compared to common stock.

On October 18, 2016, the company issued 500,000 of its $.0001 par value preferred stock to its new Chief Financial Officer, John Prettitore. The preferred has a 20:1 voting right compared to common stock.

On October 18, 2016, the company issued 500.000 of its $.0001 par value preferred stock to its new Chief Operating Officer, Patrick O’Donnell. The preferred has a 20:1 voting right compared to common stock.

Common Stock

On May 10, 2015, the Company issued 62,500,000 shares of its $.0001 par value common stock to its CEO.

On June 13, 2015, the Company issued 2,000,000 restricted shares of its $.0001 par value common stock to ETN Services, LLC.

On August 29, 2016, the Company issued 1,000,000 restricted shares of its $.0001 par value common stock to Stonebridge Advisors, LLC.

On August 1, 2017, the Company issued 500,000 restricted shares of its $.0001 par value common stock to CrowdVest, LLC.

On September 28, 2017, the Company issued 6,000,000 restricted shares of its $.0001 par value common stock to Fool’s Gold Enterprises, LLC.

On September 29, 2017, the Company issued 2,090,000 restricted shares of its $.0001 par value common stock to Intelligent Wireless Networks, LLC.

On October 19, 2017, the Company issued 5,000,000 restricted shares of its $.0001 par value common stock to Green Leaf Gardens, LLC.

NOTE 4 - RELATED PARTY TRANSACTIONS

On February 27, 2017, Douglas DiSanti our CEO retired 55,500,000 of his 62,500,000 shares that were issued to him on May 10, 2015. Mr. DiSanti, our CEO now owns 7,000,000 shares of its $.0001 par value common stock. The shares were returned to the company’s transfer agent on February 27, 2017. On the same day, our Board of Directors and majority shareholder’s approved the reduction in common shares to our founder and CEO.

NOTE 5 - GOING CONCERN

The Company’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established any source of revenue to cover its operating costs. These conditions raise substantial doubt about the company’s ability to continue as a going concern Company will engage in very limited activities without incurring any liabilities that must be satisfied in cash until a source of funding is secured. The Company will offer noncash consideration and seek equity lines as a means of financing its operations. If the Company is unable to obtain revenue producing contracts or financing or if the revenue or financing it does obtain is insufficient to cover any operating losses it may incur, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated the events subsequent to the preparation of these financial statements and the following material events have taken place:

On December 6, 2017, Patrick O’Donnell resigned as our Chief Operating Officer and John Prettitore as our Chief Financial Officer. On the same day our Board of Directors and majority shareholder’s approved to and appointed Douglas DiSanti as the Company’s Chief Financial Officer and Chief Operating Officer.

On December 6, 2017, upon resignation, John Prettitore and Patrick O’ Donnell returned their 500,000 shares of preferred stock back to the company, respectively. On the same day, our Board of Directors and majority shareholders approved the issuance of 1,000,000 shares of preferred stock to Douglas DiSanti. Douglas DiSanti will operate as the companies’ CEO, CFO and COO. The shares were issued at par value ($0.0001) and were gifted to the individual. Every share of preferred stock has voting rights equivalent to 20 shares of common stock (20:1).

On December 5, 2017, our Board of Directors and majority shareholder’s approved to and appointed Robert Hoban, Damon Bates and Mauricio Sernande III to the Advisory Board. The companies advisory board provides nonbinding strategic advice to the management team of Green Leaf Investment Fund, Inc. The advisory board does not have authority to vote on corporate matters or bear legal fiduciary responsibilities.

On December 5, 2017, the Company issued Robert Hoban 1,000,000 shares of common stock to join the companies Advisory Board. The shares were issued at par value ($0.0001) and the issuance was approved on the same day by our Board of Directors and majority shareholders of the company.

Exhibits

Exhibit No.	Description

1A-2A	Certificate of Incorporation, as filed with the Nevada Secretary of State on May 5, 2015 *

1A-2B	By-laws *

*Filed as an exhibit to our Offering Statement (1-A) on March 14, 2016.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Green Leaf Investment Fund, Inc.

Date:	September 4, 2018	By:	/s/ Douglas DiSanti
Douglas DiSanti, Chief Executive Officer

Date:	September 4, 2018	By:	/s/ Mauricio Sernande III
Mauricio Sernande III, Chief Operating Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title
/s/ Douglas DiSanti	Chief Executive Officer
Douglas DiSanti	(Principal Executive Officer)

Signature	Title
/s/ Mauricio Sernande III	Chief Operating Officer
Mauricio Sernande III	(Principal Executive Officer)